Exhibit 99.1

July 14, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

SECOND QUARTER 2016 PRODUCTION RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces production results for the second quarter (“Q2”) 2016 from its two wholly-owned Mexican silver mining operations: the Guanajuato Mine Complex (“GMC”), which includes the San Ignacio Mine, and the Topia Mine in Durango.

Second Quarter 2016 Production Highlights (Compared to Second Quarter 2015)

•	Consolidated metal production decreased 5% to 1,037,728 silver equivalent ounces ("Ag eq oz")
•	Silver production decreased 17% to 536,726 silver ounces ("Ag oz")
•	Gold production increased 13%, with 6,010 gold ounces ("Au oz") produced
•	Ore processed increased 14% to 99,905 tonnes milled

“Great Panther’s second quarter production of 1.04 million Ag eq oz was consistent with the previous quarter and is in-line with the Company’s annual guidance, reflecting our continued focus on operational efficiencies”, stated Robert Archer, President & CEO. “The increase in gold production and decrease in silver production compared to a year ago and to the first quarter of 2016 are a direct result of the increased production from San Ignacio, which has a higher gold to silver ratio. By maintaining consistent production at low cost, Great Panther is well positioned to benefit from the recent rise in commodity prices.”

Consolidated Operations Summary	Q2 2016	Q2 2015	Change	Q2 2016	Q1 2016	Change
Ore processed (tonnes milled)	99,905	87,476	14%	99,905	88,683	13%
Silver equivalent ounce production[1,2]	1,037,728	1,088,355	-5%	1,037,728	1,009,828	3%
Silver ounce production	536,726	648,810	-17%	536,726	539,472	-1%
Gold ounce production	6,010	5,322	13%	6,010	5,599	7%
Lead production (tonnes)	290	300	-4%	290	282	3%
Zinc production (tonnes)	433	491	-12%	433	424	2%
(1)	Silver equivalent ounces for 2016 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to price/pound of lead and zinc, respectively.
(2)	Silver equivalent ounces for 2015 were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to price/pound of lead and zinc, respectively.

Guanajuato Mine Complex

In Q2 2016, metal production at the GMC increased 2% compared to the previous quarter, but decreased by 5%, to 774,160 Ag eq oz, when compared to the same quarter in the previous year. The decrease was attributed to lower silver grades and recoveries at San Ignacio, reflecting local variation in the resource block. These factors were partly offset by 14% and 18% increases in ore processed compared to the first quarter of 2016 and second quarter of 2015, respectively.

GMC Operations Summary	Q2 2016	Q2 2015	Change	Q2 2016	Q1 2016	Change
Ore processed (tonnes milled)	84,134	71,131	18%	84,134	73,649	14%
Silver equivalent ounce production [1,2]	774,160	818,841	-5%	774,160	755,555	2%
Silver ounce production	366,943	482,551	-24%	366,943	375,273	-2%
Gold ounce production	5,817	5,174	12%	5,817	5,433	7%
Ag grade (g/t)	159	233	-32%	159	179	-11%
Au grade (g/t)	2.52	2.49	2%	2.52	2.58	-2%
Ag recovery (%)	85.3%	90.5%	-6%	85.3%	88.5%	-4%
Au recovery (%)	85.2%	91.0%	-6%	85.2%	89.0%	-4%
(1)	Silver equivalent ounces for 2016 were calculated using a 70:1 Ag:Au ratio.
(2)	Silver equivalent ounces for 2015 were calculated using a 65:1 Ag:Au ratio.

San Ignacio accounted for 60% of the overall metal production and 62% of the total ore processed at the GMC in Q2 2016 compared to 52% and 53%, respectively, in the first quarter of 2016. The rising production at San Ignacio accounts for the higher average gold grades and lower average silver grades at the GMC.

Topia Mine

Total metal production increased 4% over the previous quarter, but decreased by 2%, to 263,568 Ag eq oz, when compared to the same quarter in the previous year. The decrease in metal production is attributed to lower tonnes milled, reflecting a greater effort to control dilution, which resulted in higher head grades and recoveries.

Topia Operations Summary	Q2 2016	Q2 2015	Change	Q2 2016	Q1 2016	Change
Ore processed (tonnes milled)	15,771	16,345	-4%	15,771	15,034	5%
Silver equivalent ounce production [1,2]	263,568	269,514	-2%	263,568	254,273	4%
Silver ounce production	169,783	166,258	2%	169,783	164,199	3%
Gold ounce production	192	149	29%	192	167	15%
Lead production (tonnes)	290	300	-4%	290	282	3%
Zinc production (tonnes)	433	491	-12%	433	424	2%
Ag grade (g/t)	367	350	5%	367	373	-2%
Au grade (g/t)	0.59	0.48	24%	0.59	0.55	8%
Ag recovery (%)	91.3%	90.5%	1%	91.3%	91.0%	0%
Au recovery (%)	64.0%	59.2%	8%	64.0%	62.9%	2%
(1)	Silver equivalent ounces for 2016 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to price/pound of lead and zinc, respectively.
(2)	Silver equivalent ounces for 2015 were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to price/pound of lead and zinc, respectively.

OUTLOOK

Production in the second quarter of 2016 was consistent with the annual guidance of 4.0 - 4.2 million Ag eq oz (using a 70:1 silver:gold ratio). This rate of production is currently anticipated to continue for the balance of the year. It is possible that the transition of the Phase I tailings dam at Topia to the Phase II dry-stack dam, scheduled for the third and fourth quarters, may result in a temporary disruption of throughput at the plant while mined ore is stockpiled for later processing. This transition is targeted to extend the life of our tailings storage facility by 5 - 7 years of production.

Production from the San Ignacio Mine is expected to gradually increase through the balance of 2016, with a corresponding decrease from the main Guanajuato mines. This should result in higher gold production relative to silver.

Additionally, the Company is completing its evaluation of the Coricancha Mine in Peru, and continues to review acquisition opportunities in the Americas on a regular basis.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng. and Vice President of Exploration for the Company, who is the Qualified Person (QP) for the Guanajuato Mine Complex and the Topia Mine under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements include but are not limited to statements regarding: intentions to further evaluate the Coricancha property for potential acquisition, the evaluation of other projects for acquisition and growth, plans for production at the Company's Guanajuato Mine Complex and Topia Mine in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2015 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.  There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed.  Readers are cautioned not to place undue reliance on forward looking statements.  The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:   1 888 355 1766

Tel:        +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com